

VOLEKTRA

Electrifying Vehicles with Magnet Free, Smart & Connected Drivetrain Platforms

volektra.com   Utica, Michigan   in   Technology   B2B   Hardware   Consumer Goods   B2C

Highlights

1 Mission Oriented Company with $2.5 Million Total Revenue in 3 years & saving 30 Metric Tons Co2/Year

2 Order book forecast of min $5M for 2023 (not guaranteed) with cash confirmed orders of $1M

3 Patent pending technology for breakthrough magnet less motor and wireless cadence sensor

4 Mission 2050- Save 4 Giga tons of CO2 and 2 Giga tons of Toxic waste (due to rare earth elements)

5 Top notch team of Ex Tesla/VW/FORD/ABB/SAMSUNG engineers

6 Rare mix of Hardware/Software and Mechanical Engineers with MBAs from Kelloggs (US) & WHU (Germany)

7 Proven Execution Record - Bootstrapped the company to million dollar yearly revenue

8 Global Presence - Present in US/Germany/Poland and India - Ready to Scale

Our Team



Manish Seth Founder and CEO

2 decades-of Global Experience, led multimillion dollar development projects. Grew Volektra to 1 million dollar yearly revenue, setting up operations in 3 countries and saving 30,000 kg of CO2 every year. Built up strong team that will disrupt mobility.

Our sales show that people need what we are making. We have strong demand and interests from many companies in either buying our product or collaborating to scale up. I have 18 years of experience in Automotive Drivetrain and in 2019 while working on a joint project of two global Automotive OEMs, I found that in addition to battery the major problem in building electric vehicles is the unavailability of right drivetrain. This is more evident in case of vehicles that fall between a bike and a car such as e -bike, tuk tuk and small 1 ton trucks. Hence, I started the company to provide the most advanced drivetrains and conversion platforms for these vehicles globally. After Covid, the phenomenon of affordable smaller electric vehicles is spreading fast across the globe

and this gives us the huge opportunity.



Luis Pont Drivetrain Design Director

Worked at ABB advanced motor labs on multiple new generation motors. Highly knowledgeable on electromagnetic and electrical engineering. Invented magnet-less motor that is cheaper and better than magnet based motors.



Shom Shekhar VP - Software Development

2 decades of software experience. Built & sold query analyser software to DBS bank of Singapore. Developed AI based OS hardening system for cloud infra, Developed IOT platform for Samsung that is used in BMW, FCA and AUDI. Training next Gen of engineers.



Aleksey Skuratov Head of Embedded Systems Design

Developed Radar Systems for aerospace and Defense. Developed device for analysing Gas composition for chemical plants. Developed and produced wireless e bike hardware system.



Marek Hric CFO

Founded a Blockchain based company to tokenise real estate. More than a decade of experience in Finance and investment from 2 of top European banks

Pitch



Silent killers

Eating the Earth

What Will Next Gen Get







POLLUTION

7 Million Deaths per Year caused by pollution due to burning of Fossil Fuels

PLANET

5 Million Deaths per Year attributed to Global Warming

POVERTY

22,000 Children Die Every Day due to Poverty

https://ourworldindata.org/data-review-air-pollution-deaths
https://www.monash.edu/news/articles/worlds-largest-study-of-global-climate-related-mortality-links-5-million-deaths-a-year-to-abnormal-temperature
https://www.globalissues.org/article/26/poverty-facts-and-stats

See slide 23 for Legal Disclaimer


VOLEKTRA®
SIMPLY ELEKTRIK

The World 'Moves' in a Dangerous way



6X more

Pollution

5 TON

CO2

6 TON

CO2

Emitted by 2/3 wheelers as compared to Cars

Emitted by a Car in an Year

Generated by Production of 1 new vehicle

https://www.orissapost.com/3-wheelers-accelerate-pollution/

110https://www.epa.gov/greenvehicles/greenhouse-gas-emissions-typical-passenger-vehicle

https://hir.harvard.edu/not-so-green-technology-the-complicated-legacy-of-rare-earth-mining/


VOLEKTRA
SIMPLY ELEKTRIK

There is an Urgent need to shift from

Cars to Smaller Electric Vehicles

  

A **growing** number of workers will gravitate toward

A **growing** number of workers will gravitate toward **smaller**,
more environmentally friendly forms of transport as pandemic restrictions lift and offices reopen

McKinsey Center for Future Mobility, 2021

To limit warming to **2 degree or less**, more than
400 Million 2 and 3 wheelers need to be **electrically powered by 2030**

Paris Declaration on Electro Mobility, COP21

Demand for Smaller Electric vehicles will be 2 times by 2030

2022

230M
Units



41M
Units



2030

400M
Units



57M
Units



Paris Declaration on Electro-Mobility and Climate Change & Call to Action
Lima – Paris Action Agenda

Transport contributes almost one-quarter (23 percent) of the current global energy-related greenhouse gas (GHG) emissions and is growing faster than any other energy end-use sector. GHG emissions from transport are anticipated to rise from today's levels by nearly 20 percent by 2030 and close to 50 percent by year 2050 unless major action is undertaken.

Limiting the global temperature increase to below 2 degrees Celsius requires changing this transport emissions trajectory, which involves the development of an integrated electro-mobility ecosystem encompassing various transport modes, coupled with the low-carbon production of electricity and hydrogen, implemented in conjunction with broader sustainable transport principles.

According to the International Energy Agency, this transition will require, inter alia, pursuit of global rail transport electrification, already underway, as well as **at least 20 percent of all road transport vehicles globally to be electrically driven by 2030** – if warming is to be limited to 2 degrees or less. Of this, light vehicles would primarily contribute: more than 400 million two and three-wheelers in 2030, up from roughly 230 million today; and more than 100 million cars in 2030, up from 1 million today.

To achieve this goal IEA modelling says electric drive vehicles (battery-electric, plug-in hybrid, and fuel cell vehicles, including two and three wheelers, cars, light commercial vans, buses, trucks and others) need to represent 35 percent of global sales in 2030.

We, the undersigned, acknowledge the scale of the challenge and the scope of opportunity.

With varying mandates, capabilities, and circumstances, **we commit to advance our work individually as well as collectively wherever possible to increase electro-mobility to levels compatible with a less-than 2-degree pathway.**

We also call on governments at all levels, businesses, cooperative initiatives, and others to commit to this Declaration, take action, and advance global momentum for electro-mobility.

PARIS2015
COP21·CMP11

But That Leads to Another Catastrophic Problem

75%

Electric vehicles with Magnet Based Motors



50%

Bikes with Magnet Based Sensors



2000 Tons of Toxic Waste &

60 Tons of CO2



Generated to Produce 1 Ton of Magnet

  

Supported by

Democratising Sustainable Mobility



Fewer Cars, More Freedom, Cleaner Planet

World's First Magnet Free Motor that outperforms Magnet Based Motors

Synchronous - Externally Excited Machine - SEEM

- Patent Pending (US/India)
- Reduces Reliance on Rare Earth Minerals
- Helps Solve Supply Chain Issues
- Reduces Upfront Cost of Drivetrain
- Improves Efficiency and Reduces CO_2 emission
- Highly Versatile and Modular
- Both Mid drive and In Wheel Configurations Possible



Based on internal test and research

Dragon (Magnet Free) vs Other EV Motors



Parameter	Volektra Dragon	Magnet Based - Mid Mount	Magnet Based - In Wheel	Syn RM	AC Indicution Motor
Magnet Free	✔	✖	✖	✔	✔
Relative COST as compared to Magnet Based In wheel Motor	75.00%	90.0%	100.0%	80.0%	60.0%
Power per Kg (kW/Kg)	2.01	1.9	1.7	1.4	1.8
Power Density (kW/L)	20.00	17.0	9.0	7.0	15.0
WLTP 2 Efficiency	89%	less than 88%	88.00%	87.00%	86.00%
Sensorless Operation in full range	✔	✖	✖	✖	✖
Rotor Temperature Measurement	✔	✖	✖	✖	✖

Based on internal test and research

World's First Smart Wireless E Bike Kit with Magnet Less Sensor

Smart and Connected

- **Patent Pending**
- **Reduces Reliance on Rare Earth Minerals**
- **Promotes Circular Economy**
- **Converts any Bike into Electric in 15 min**
- **Converts CO2 saved into Carbon Credits**
- **Reduces upfront cost of going Electric**
- **B2C and B2B Sales model possible**



Wireless Remote

Battery and Electronics

Wireless - Magnet less Sensor

Based on internal test and research



Volektra E bike Kit vs others

VOLEKTRA
SIMPLY ELEKTRIK

2 Times Better than others at Same price point

	Volektra	EU & US Competition	Chinese Competition
Price	EUR 650 for 50Km Range	EUR 800 (Pre Paid) for 30Km range	EUR 400-600 for 35 km range
Ease of installation	Easiest (due to wireless connections)	Multiple Wire connections	Multiple Wire connections

	Volektra	Competitor 1	Competitor 2
Connected Smart App	✔	✘	✘
Over Air Updates	✔	✘	✘
IOT platform	✔	✘	✘
Range	up to 100Km	up to 30 km	up to 35km
Mounting Flexibility	Front/Rear or in any bag	Only on handle bar	Frame
USB charging for Phone/other devices	✔	✘	◑
Smooth Ordering and delivery experience	✔	✘	✘
Control System	Real Time Field Oriented Control	Sine Wave Control	Sine/Square wave control
Weight	2kg	2kg	>3Kg
Antitheft	Dual lock for battery and kit	NO	NO
Assembly Location	Europe	China	China

Based on internal test and research

Volektra Kit vs E bikes

User Metric	Volektra	Competitor - Europe	Competitor - US
Price	EUR 650 for 50Km Range	EUR 2500 (Pre Paid) for 60km range	EUR 2800 for 70km range
Choice of Bikes	VAST	Limited	Limited
Switching cost of bike	LOW (kit can be used on multiple bikes)	High	High
CO2 footprint	Lower	Higher	Higher
Circular Economy	✔	✘	✘
App	✔	✔	✔
Range	up to 100Km	up to 60-150 km	up to 70km
Swapable battery	✔	✘	✔

Based on internal test and research

Modular and Scalable with Multiple Revenue Streams



Motors

Electronics and Communication

Add Axle and Battery

E-Axle, Battery & Software

3Wheeler **Conversion Kit**

Battery, Mounts & Software

Add Battery and Mounts

E-Bike **Conversion**

Controllers

Core Products for New Vehicles	+ →	Integrated Products	→	Conversion Platforms for Existing Vehicles

Enterprise Level Back End with AI Powered OS hardening

- Automatic Firmware Builds
- Automatic App builds
- OS hardeneing via proprietary AI powered hardening tool
- Scalable and enterprise Grade Security



Revenue Growth - 148X 2022-2026



Forward looking Projections are Estimates and not Guarantees

An Ounce of Execution is Better than Tons of Theory


VOLEKTRA
SIMPLY ELEKTRIK

Revenue 2022	Orders for 2023 (Confirmed plus Projected)
$1M	**$5.0M** ↑ 500%

Patents Pending	Total Vehicles Converted	GHG REDUCTION/Year
5	**15,000**	**30,000 kg**

Forward looking projections are Estimates based on orders and not guaranteed till booked

With Strong Competitive Advantages


VOLEKTRA
SIMPLY ELEKTRIK

Both Legal and Strategic



Patent Protected
Our products are Patent Pending and have registered and pending trademarks



Tech Enabled Products
E-Bike Kits is **worlds 1st wireless bike** with **proprietary hardware and software**



Integrated Software and Hardware
Our Software is deployed on Our Hardware - **Everything just works**



Vertically Integrated
We own the **key hardware items and produce them ourselves** - NO PATCHY Systems, Lower Dependency. **Strong Competitive MOAT**



Top Tier Team
Global team with **strong Execution** record



Exclusive Manufacturing Access
Manufacturing unit **worth $2M provides capacity MOAT**

We are Present in all Key Regions - Ready to Scale



90+ years of combined experience in Automotive/Electronics and Software



MANISH SETH

Founder & CEO

15 years Automotive Exp

Btech, MBA

MAREK HRIC

CFO

10+ Years of Finance and

fintech Experience

SOM SHEKHAR

VP – Software Development

15+ years of Data Science and
Platform Development, IoT

ALEKSEY SKURATOV

Chief Developer – Embedded System

10+ years of electronics and embedded
system development

LUIS PONT

Head of Drive Design
- Motors and Controllers

3+ years of core experience
with ABB

GAURAV MEHRA

Head of Sales - India

10+ years of Sales Experience

WERONIKA RADTKE

EU Sales and
Administration

3+ years of Sales experience

PRASHANT KATKE

Head - Program Management

20+ years of Engineering and
Program experience, Certified PM

Supplemented with 100+ Years of Automotive, Battery and Semiconductor Experience









Recieving Substantial Media and Community Attention



Our 2023 Journey with Your Money

Disclaimer - Revenue Projections are Estimates based on order book and not Guaranteed till booked



Q2 - Complete Grant process
Grant for Magnet Free drivetrain

Q2: Magnet Free Drivetrain
Complete A Sample

Q4 - Revenue
Deliver targeted sales by end of Q4

Q1: Magnet Free Drivetrain
Complete testing in

Q1 - E-Bike - Deliver first 50 orders
Complete App and IOT integration

Q2: E-Bike
Start Small Volume production for Series customers

Q4 - Series A Round
Raise Institutional funds for growth



Downloads



[Volektra Pitch deck WF-24-01.pdf](#)